Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Vaccitech Australia Pty Limited	Australia

Vaccitech Oncology Limited	England and Wales

Vaccitech USA Inc.	Delaware

Vaccitech Italia S.R.L.	Italy